AMENDMENT NO. 1 TO
                                   FORM N-8F


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


I.        General Identifying Information

1.        Reason  fund  is  applying  to   deregister   (check  only  one;   for
          descriptions, see Instruction 1 above):

          [  ]     Merger

          [X]      Liquidation

          [  ]     Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form).

          [  ]     Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


2. Name of fund: Astra Global Investment Series consisting of the Astra Short-Term Multi-Market Income Fund I ("Short-Term Fund I") and Astra Short- Term Multi-Market Income Fund II ("Short-Term Fund II") (the "Applicant").


3.        Securities and Exchange Commission File No: 811-4468.


4.        Is this an initial Form N-8F or an  amendment  to a  previously  filed
          Form N-8F?

          [ ]      Initial Application       [X]     Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): c/o
                            PFPC, Inc.
                            103 Bellevue Parkway
                            Wilmington,  DE  19809


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6.        Name,  address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Jules Buchwald, Esq.
          Kramer Levin Naftalis & Frankel, LLP
          919 Third Avenue, 41st Floor
          New York, NY 10022
          (212) 715-7507


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2].

         (1)    PFPC, Inc.                      (2)    Iron Mountain
                Bellevue Corporate Center              6301 Winchester Avenue
                400 Bellevue Parkway                   Suite 203
                Wilmington, DE  19809                  Kansas City, MO  64133
                Phone #:  (302) 791-1700               Phone #:  (816) 737-9777


          Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


8.        Classification of fund (check only one):

          [X]      Management Company;

          [  ]     Unit investment trust; or

          [  ]     Face-amount certificate company.


9. Subclassification if the fund is a management company (check only one):

          [X]      Open-end          [  ]    Closed-end


10. State law under which the fund was organized or formed (e.g. Delaware, Massachusetts):

          Commonwealth of Massachusetts




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11.       Provide  the name and address of each  investment  adviser of the fund
          (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Investment Adviser:              Astra Management Corporation
                                           (formerly known as Pilgrim Management
                                           Corporation)
                                           last known address:
                                           9595 Wilshire Blvd.
                                           Suite 1001
                                           Beverly Hills, CA  90212

          Former Investment Adviser:       N/A


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  Astra Fund Distributors Corp.
                  (formerly known as Pilgrim Distributors Corporation) last known address:
                  750 B Street
                  Suite 2350
                  San Diego, CA  92101


13.       If the fund is a unit investment trust ("UIT") provide:

          (a) Depositor's name(s) and address(es): N/A

          (b) Trustee's name(s) and address(es): N/A


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [  ]     Yes      [X]      No

          If Yes, for each UIT state:
                  Name(s):

                  File No.: 811- _______

                  Business Address:

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15.       (a)  Did  the  fund  obtain  approval  from  the  board  of  directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]    Yes      [  ]     No

                 If Yes,  state  the  date  on which the board vote took  place:
                 8/6/97

                 If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [  ]     Yes      [X]      No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain: No shareholder approval is required.

II.       Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]      Yes      [  ]     No

          (a)  If  Yes,   list  the   date(s)  on  which  the  fund  made  those
          distributions:

                  November 25, 1997

          (b) Were the distributions made on the basis of net assets?

          [X]      Yes               [  ]    No

          (c) Were the distributions made pro rata based on share ownership?

          [X]      Yes      [  ]     No

          (d) If No to (b) or (c) above, describe the method of distributions to
              shareholders.  For  Mergers, provide the exchange   ratio(s)  used
              and explain how it was calculated:




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          (e) Liquidations only:

              Were any distributions to shareholders made in kind?

          [  ]     Yes      [X]      No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17.       Closed-end funds only: Has the fund issued senior securities?

          [  ]     Yes      [  ]     No      N/A

          If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.       Has the fund distributed all of its assets to the fund's shareholders?

          [X]      Yes      [  ]     No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [X]     Yes      [ ]      No     Note:  There are shareholders to whom
                                           checks   were   mailed   in  complete
                                           liquidation  of  their  interests  at
                                           their   address   of   record   whose
                                           whereabouts  could not be ascertained
                                           after diligent efforts (see below).

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

          As to all checks which were returned unclaimed, Shareholder Communications Corporation, a professional pre-escheat service provider, has been retained to administer a search effort to contact the lost holders during the applicable escheat period and if escheated, to assist shareholders in retrieving their assets.


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III.      Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [  ]     Yes      [X]      No

          If Yes,
          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b) Why has the fund retained the remaining assets?

          (c) Will the remaining assets be invested in securities?

                  [  ]     Yes      [  ]    No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [  ]     Yes               [X] No

          If Yes,

          (a) Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.       Information About Event(s) Leading to Request For Deregistration

22.       (a) List the  expenses  incurred  in  connection  with the  Merger  or
              Liquidation:

             (i)      Legal expenses:           $16,241.75

            (ii)     Accounting expenses:      approx.   $5,000.00

            (iii)    Other expenses (list and identify separately):
                                   Transfer Agent fees:  approx. $2,556.66

            (iv)     Total expenses (sum of lines (i)-(iii) above):   $23,798.41

          (b) How were those expenses allocated?

                  The legal and accounting expenses were divided among all of the Astra Funds. The transfer agent fees were divided among the Astra Funds based upon each Fund's number of shareholders.
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          (c) Who paid those expenses?  All fees and expenses were paid from the assets of the Applicant retained in the Liquidation for such purpose.

          (d) How did the fund pay for unamortized expenses (if any)? N/A


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [  ]     Yes               [X]     No

               If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.        Conclusion of Fund Business

24.       Is the fund a party to any litigation or administrative proceeding?

          [  ]     Yes               [X]     No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [  ]     Yes               [X]     No

          If Yes, describe the nature and extent of those activities:


VI.       Mergers Only

26.       (a) State the name of the fund surviving the Merger: N/A

          (b) State the Investment Company Act file number of the fund surviving the Merger:

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of the Applicant (ii) he is Counsel to the ASTRA GLOBAL INVESTMENT SERIES, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                /s/ Jules Buchwald
                                ----------------------------------
                                Name:  Jules Buchwald
                                Title:    Counsel